July 27, 2010

Igor Svishevskiy, President
Dragon Beverage, Inc.
1945 Judwick Drive
Columbus, OH 43229

RE: **Dragon Beverage, Inc.**
Amendment No. 3 to Registration Statement on Form S-1
Filed July 12, 2010
File No. 333-165863

Dear Mr. Svishevskiy:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

1. Please revise your second paragraph to clarify that the company does not have a contract or agreement with Market Beverage Group, Inc. Also revise to indicate that a limited production run will cost at least $230,000.

2. Please disclose the amount of cash on hand as of a more recent date. Also address your disclosure that the company's assets cannot satisfy its cash requirements at the present time.

Risk Factors

"If we do not obtain additional financing…", page 7

3. We note your statement in the Liquidity section that "the company's assets cannot satisfy its cash requirements at the present time." Please revise to address this risk prominently in this risk factor.

4. Please disclose the amount of cash on hand as of a more recent date in this risk factor. Also revise throughout your prospectus.

5. Please break out as a separate risk factor, the fact that the company is not able to quantify the amount of funding needed to implement the business plan.

Because competition from traditional non-alcoholic beverage manufacturers may adversely affect …", page 9

6. Please revise to clarify that there is no assurance that a contract or agreement will be entered into with Market Beverage Group, Inc.

"Because we are subject to additional regulatory compliance matters…", page 12

7. Please revise your risk factor heading to state "…has no experience managing a public company" as stated in line three of the first paragraph beneath this risk factor.

Directors, Executive Officers… page 21

8. We note your response that the computer business is "in the formative stages at this point". Please tell us how many hours per week Mr. Svishevskiy intends to devote to that business. Also, how is the computer business being funded? It would appear appropriate to add back the disclosure regarding the computer business inasmuch as the beverage business also appears to be in the development stage.

Business of Company, page 27

9. Revise your second paragraph to state that there is no current agreement or contract with Market Beverage Group.

10. We note your statement that you developed your three samples in coordination with Market Beverage Group, Inc and that Market Beverage created samples based on your ingredients. Please revise to address who currently owns any rights associated with your drink samples created by Market Beverage.

Regulatory Matters, page 33

11. We note your response to comment 11. Please revise to indicate that the company will need to raise money to cover the expenses associated with obtaining regulatory advice from third parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended March 31, 2010 …, page 35

12. We note your response to comment 15. Please revise to indicate the dollar amounts for each noted category.

<u>Closing Comments</u>

　　　　You may contact John Archfield, staff accountant at (202) 551-3315 or Ryan Milne, accounting reviewer at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or David Link, legal reviewer at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Ryan Alexander, Esq.
　　　　　　　(702) 868-3312